Global Casinos, Inc.

Financial Statement Disclosures re: Goodwill

Third Quarter ended March 31, 2010

Summary of Significant Accounting Policies:

Goodwill

Goodwill, which resulted from the purchase price in excess of the fair value of the underlying assets purchased and liabilities assumed in the acquisition of the Doc Holliday Casino (“reporting unit” or “casino”) in March 2008, is evaluated for impairment annually at the reporting unit level as of June 30, and whenever the occurrence of an event or a change in circumstances would suggest that the carrying value of the reporting unit including goodwill might be in excess of its fair value.  Such factors include, but are not limited to, adverse changes in the business climate, and significant and unexpected changes in the reporting unit’s cash flows. Goodwill is evaluated for impairment in a two step process per ASC 350.  Step 1 requires testing the recoverability of the reporting unit on a fair-value basis.  If the fair value of the reporting unit is less than the carrying value of the reporting unit including goodwill, step two is performed by assigning the reporting unit’s fair value to its assets and liabilities in a manner similar to the allocation of purchase price in a business combination to determine the implied fair value of the goodwill.  If the carrying value of the reporting unit’s goodwill exceeds its implied fair value, goodwill is deemed impaired, and is written down to the extent of the difference.  The fair value of the reporting unit has been determined from time-to-time using the discounted future cash flow method, the cost and market approach obtained by independent appraisal, or a combination thereof.

Fiscal year ended June 30, 2009 represented the first full year of operations of the Doc Holliday reporting unit under our management.  As such, our ability to forecast the operations was limited.  This limitation was compounded by significant uncertainties regarding the local, regional and general economic conditions, and how those conditions would affect the operations in both the short term and long term.  In addition, Colorado had recently increased gaming limits and hours of operations, and we were uncertain if this would be a benefit or a detriment to smaller operations such as the Doc Holliday Casino.  Because of our limited operating history and significant uncertainties regarding the local and regional economies, we determined that reliance on internal forecasts and projections to derive the unit’s fair value was not appropriate.  Therefore, we obtained an independent appraisal from a local appraiser with knowledge of the local markets.  Utilizing market comparatives and cost approaches, the appraisal returned a fair value of the reporting unit of $2,814,000, of which approximately 47% was assigned to the unit’s fixed assets which primarily included gaming equipment.  Utilizing the appraisal fair value resulted in a fair value in excess of the unit’s recorded value of approximately $1.16 million, or 61%.  The analysis also considered that if the book values of the unit’s fixed assets were assumed at fair value, which was significantly less than the appraised value based on the cost approach, the unit’s fair value in excess of its recorded value would have been approximately $350,000, or 21%.  Based on the Step one analysis, step two was not necessary and no impairment was recorded during the year ended June 30, 2009.

See Note 2 for further discussion regarding the Company’s goodwill.

Note 2

GOODWILL

The Company’s goodwill as recorded in our Doc Holliday Casino reporting unit is comprised of the following:

Total Goodwill as of June 30, 2009	$ 1,898,496
Impairment charges	(890,000)
Total Goodwill as of March 31, 2010	$ 1,008,496

During the quarter ended March 31, 2010, and based on a combination of factors, including the continuing poor local and regional economic environment, the sustained period of decline in the Company’s market capitalization, and poor operating results of the Doc Holliday Casino, the Company concluded there were sufficient indicators to perform an interim impairment test of the reporting unit’s recorded goodwill.

The Company’s estimate of the reporting unit’s fair value was determined by discounting estimating future cash flows based on internally developed revenue, operating cost, and cash flow forecasts considering historical results, local and regional current and expected economic conditions, as well as the potential impact of business and operational strategies in light of capital constraints based on current financial market conditions.  No significant additional investment in operating assets was assumed other than to maintain the quality of the gaming equipment.  For purposes of discounting future cash flows, we have used 12%, which is management’s best estimate of our cost of capital based on historical values, recent borrowings, current market conditions both in terms of borrowing rates and availability of credit, and considerations for risks associated with the reporting unit.  Operating estimates for the next ten years were used to determine estimated future cash flows.  No terminal value was assigned to the fair value as the property is leased and management determined that estimates beyond ten years were dependent upon significant upgrades to the property, which could not be appropriately evaluated.  The Company believes the assumptions used in the impairment analysis are consistent with the factors and risks inherent within the industry.

The analysis incorporated four discounted cash flow models: zero to slow growth, slow to moderate growth; moderate growth; and, moderate to aggressive growth.  Revenue growth assumptions used in the models varied from 1% per year in the zero to slow growth model to 5% per year in the aggressive growth model.  Operating expense growth was dependent upon the revenue growth and reflected increases in personnel and other operating costs necessary to support the associated revenue growth assumption.  Operating expense growth assumptions used in the models varied from 0.25% per year in the zero to slow growth model to 2.5% per year in the aggressive growth model.  In all models, fiscal year 2011 does not include the full growth assumptions as we anticipate fiscal year 2011 growth will continue to be sluggish due to the local and regional economic conditions.

Because of the significant uncertainties regarding the local and regional economic recoveries, the results from the aggressive growth model were discarded.  The fair value calculated in the zero to slow growth model was also discarded as overly conservative and not indicative of historical performances nor does it appropriately reflect expected improvements over time in the local and regional economies.  Therefore, the best estimate of fair value based on the discounted cash flow model was determined to be between the slow to moderate growth and moderate growth models which utilized revenue growth assumptions of 3% to 4%, and expense growth assumptions of 1% to 2%.  The average fair value of these two models was approximately $700,000, and was assigned to the Step 1 analysis.  The result of the Step 1 analysis resulted in a fair value less than the recorded value of the reporting unit.  As such, Step 2 analysis was performed.  This analysis included a hypothetical valuation of the reporting unit’s long term assets including its gaming and other fixed assets as if as if it had been acquired in a business combination.  For all other assets and liabilities the fair value and recorded values were considered equal.  After the allocation of the fair value to the entities operating assets, the recorded value of the goodwill was in excess of its implied fair value, and as such an impairment adjustment to the carrying value of the goodwill in the amount of $890,000 was recorded for the three months ended March 31, 2010.

The estimates of future operations of the reporting unit represent management’s best estimates given data known at the time the analysis was prepared.  To the extent actual future results vary from estimated future results, additional impairment of goodwill may be recognized.  For example, should actual future operations be indicative of our zero to slow growth model, the impairment charge would have exceeded $1.5 million.